GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
8515 East Orchard Road
Greenwood Village, Colorado 80111

April 17, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    Great-West Life & Annuity Insurance Company (“Great-West”)
Pre-Effective Amendment on Form S-1 (“Amendment”)
Request for Withdrawal of Amendment
File Nos. 333-209902

Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, and on behalf of Great-West, we hereby request withdrawal of the above-referenced Amendment, which was filed on April 13, 2017 (accession no. 0001193125-17-123297). Because we mistakenly filed the amendment as a pre-effective amendment rather than as a post-effective amendment as intended, we respectfully request withdrawal of the Amendment as soon as practicable. Great-West confirms that no securities were sold in connection with this Amendment.

Thank you for your time and attention. Please direct any questions or comments to me via telephone at 303-737-0415, or via email at brian.stallworth@greatwest.com.

Sincerely,

/s/ Brian G. Stallworth
Brian G. Stallworth, Counsel
Great-West Life & Annuity Insurance Company

cc: Frank Buda, Attorney-Adviser
Division of Investment Management
Disclosure Review Office No. 3
U.S. Securities and Exchange Commission